082-35716

MAYER·BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Babback Sabahi
Direct Tel (202) 263-3451
Direct Fax (202) 762-4261
bsabahi@mayerbrown.com




08005078

September 24, 2008

BY HAND

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translations of:

- An Immediate Report regarding an event or matter falling outside the ordinary course of business of the Corporation: Immediate Report (on consideration received from a member of Lehman Brothers Group), dated September 18, 2008;
- An Immediate Report of a change in the Securities of the Corporation, dated September 16-21, 2008; and
- An Immediate Report regarding a Change in the Holdings of an Interested Person or Senior Officer, dated September 24, 2008.

Sincerely,

Babback Sabahi

Babback Sabahi

Enclosures

9/26

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

18 September 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of the Event: Immediate Report

Bank Leumi le-Israel B.M. (the "Bank") announces that further to its immediate report of 16 September 2008, the consideration that the Bank was to have received from a company in the US investment bank Lehman Brothers group, in respect of the redemption of a security (certificate) issued by said company in the amount of some US$100 million, had not been received as of the date of this report.

Therefore, the Bank has taken legal action in order to attach assets in Israel of companies in the Lehman Brothers group.

Date and time at which the corporation first became aware of the event or matter:
17 September 2008.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Summary Translation of Immediate Reports

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

16-21 September 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of a Change in the Securities of the Corporation

The Corporation announces that from 16 to 21 September 2008, there were changes in the number of securities of the Corporation, as follows:

1. Description of the Nature of the Change:
   1. Exercise of additional options of the Bank.

Date of Change	Nature of Change	Type and Name of Security in relation to which the Change Occurred	Tel Aviv Stock Exchange Registration No.	Amount of the Change	Executed through the Stock Exchange Clearing House
16 September 2008	Exercise of Options	Leumi Options 01/06	6040125	71,529	No
21 September 2008	Exercise of Options	Leumi Options 01/06	6040125	85,862	No

2.a. Status of the Share Capital of the Corporation following the Changes:

Name and Type of Share	Tel Aviv Stock Exchange Registration No.	Number of Shares in the Registered Capital	Issued and Paid Up Share Capital	
			Amount in Previous Report	Current Amount
Leumi	604611	1,715,000,000	1,471,223,411	1,471,380,802

b. Status of Other Securities of the Corporation:

Security Registration No.	Name of the Security	Amount in the Previous Report	Current Amount	Traded on the Stock Exchange
6040075	Leumi Subordinated Capital Notes (Series A)	213,676,322	213,676,322	Yes
6040091	Leumi Special Capital Notes	321,900,000	321,900,000	No
6040125	Leumi Options 01/06	26,440,180	26,282,789	No
6040133	Leumi A – Commercial Paper	400,750,000	400,750,000	No
-	Leumi A – Commercial Paper	77,010,000	77,010,000	No

c. Updated registers of security holders of the Corporation, including the register of stockholders, register of option holders, register of note holders and register of commercial paper holders are available to the public through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/)

Notes:

1. The balance of the options (Leumi Options 01/06) issued on 14 February 2006 are exercisable at the rate of one share for every option until 14 February 2009.
2. In 1998 and 1999, a total of NIS 641,029,122 par value Subordinated Capital Notes (Series A) were issued, to be repaid in 6 equal annual payments on 30 September of each year beginning from 2004.
3. NIS 321,900,000 par value Deposits/Subordinated Capital Notes which were issued on 5 June 2002 are convertible, under certain circumstances, into 138,064,577 ordinary shares of the Bank.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Summary Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

24 September 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding a Change in the Holdings of an Interested Person or Senior Officer

Regulation 33(a) of the Securities Regulations (Periodic and Immediate Reports), 1970

- Name of Corporation/Surname and First Name of Holder: Bitterman Nahum
- Type of Identity Number: Israeli Identity Number.
- Identity Number: 007308653
- Type of Holder: Senior Officer who is not the CEO or a Director
- The Holder is not a representative of other joint shareholders for reporting purposes.
- Citizenship/Country of Incorporation or Registration: Private Individual with Israeli Citizenship.

1

- Registration number of security on the Tel Aviv Stock Exchange: 604611
- Name and Category of Security: Leumi Ordinary Shares.
- Nature of the Change: Increase in number of shares following a conversion of securities.
- Date of the change: 21 September 2008
- Rate of the Transaction: 1,051 Israeli Agorot
- The shares are not dormant or convertible into dormant shares.
- Balance (in number of securities) in the last report: 108,814
- Change in number of securities: 42,220
- Current balance (in number of securities): 151,034
- Holding following the change (share capital): 0.01%
- Holding following the change (voting rights): 0.01%
- Fully diluted holding following the change (share capital): 0.01%
- Fully diluted holding following the change (voting rights): 0.01%

2

- Registration number of security on the Tel Aviv Stock Exchange: 6040125
- Name and Category of Security: Leumi Option 01/06.

- Nature of the Change: Decrease in convertible securities following their conversion into shares or their redemption.
- Date of the change: 21 September 2008
- Rate of the Transaction: 1,051 Israeli Agorot
- The shares are not dormant or convertible into dormant shares.
- Balance (in number of securities) in the last report: 42,220
- Change in number of securities: -42,220
- Current balance (in number of securities): 0
- Holding following the change (share capital): 0%
- Holding following the change (voting rights): 0%
- Fully diluted holding following the change (share capital): 0%
- Fully diluted holding following the change (voting rights): 0%

Date and time at which the corporation first became aware of the event or matter: 24 September 2008 at 13:50.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END